As filed with the U.S. Securities and Exchange Commission on February 29, 2016
Registration No.  333-  208239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
___________________

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Israel
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004
Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Teva Pharmaceuticals USA, Inc.
1090 Horsham Road
North Wales, Pennsylvania 19454
Attention: Richard S. Egosi
(215) 591-3000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one ordinary share of Teva Pharmaceutical Industries Limited	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-184652.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Form of Amendment to the Amended and Restated Deposit Agreement filed as Exhibit (a) (2) to this Post-Effective Amendment to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs 15, 16 and 18

	(iii)	The collection and distribution of dividends	Paragraphs 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Paragraphs 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Paragraphs 14, 18, 19 and 21

3.	Fees and Charges		Paragraphs 7 and 8

Item 2.  AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Teva Pharmaceutical Industries Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a) (1)
Deposit Agreement. Amended and Restated Deposit Agreement dated as of                    November 5, 2012 among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Owners and Holders from time to time of American Depositary Shares issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a) (2) .

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 29, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Teva Pharmaceutical Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Petach Tikva, Israel on February 29, 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Eyal Desheh
Eyal Desheh
Group Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Name	Title(s)	Date

/s/ Yitzhak Peterburg *	Chairman	February 29, 2016
Yitzhak Peterburg

/s/ Erez Vigodman *	President, Chief Executive Officer	February 29, 2016
Erez Vigodman	and Director

/s/ Eyal Desheh	Group Vice President and Chief	February 29, 2016
Eyal Desheh	Financial Officer (Principal
Financial Officer)

/s/ Deborah Griffin *	Senior Vice President and Chief	February 29, 2016
Deborah Griffin	Accounting Officer (Principal
Accounting Officer)

/s/ Roger Abravanel *	Director	February 29, 2016
Roger Abravanel

Director
Sol J. Barer

/s/ Arie Belldegrun *	Director	February 29, 2016
Arie Belldegrun

/s/ Rosemary A. Crane *	Director	February 29, 2016
Rosemary A. Crane

/s/ Amir Elstein *	Director	February 29, 2016
Amir Elstein

Name	Title(s)	Date

/s/ Jean-Michel Halfon *	Director	February 29, 2016
Jean-Michel Halfon

/s/ Gerald M. Lieberman *	Director	February 29, 2016
Gerald M. Lieberman

/s/ Galia Maor *	Director	February 29, 2016
Galia Maor

/s/ Joseph Nitzani *	Director	February 29, 2016
Joseph Nitzani

/s/ Ory Slonim *	Director	February 29, 2016
Ory Slonim

/s/ Gabrielle Sulzberger *	Director	February 29, 2016
Gabrielle Sulzberger

/s/ Deborah Griffin *	Authorized U.S. Representative	February 29, 2016
Deborah Griffin

*By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number

(a) (2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification